

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2010

<u>Via Facsimile to 604-682-1044</u>

Mark Sampson
President and Chief Executive Officer
Nexaira Wireless Inc.
1404 510 West Hastings Street
Vancouver, B.C.
Canada V6B 1L8

      Re: Nexaira Wireless Inc.
              Form 10-K for Fiscal Year Ended October 31, 2009
              Filed January 29, 2010
              File No. 000-53799

Dear Mr. Sampson:

      We have completed our review of your filings and do not have any further comments at this time.

                               Sincerely,

                               /s/ Robert Bartelmes for

                               Larry Spirgel
                               Assistant Director